UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41408

FEMTO TECHNOLOGIES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 8, 2025, Femto Technologies Inc. (the “Company”) received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”), stating that based on its review of the Company’s recent private placement transaction that was completed on February 26, 2025 (the “Placement”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101.

As reported previously, on February 26, 2025, the Company entered into securities purchase agreements with certain institutional investors for the issuance of an aggregate of 4,076,736 “Units” each consisting of one common share (or pre-funded warrants), a Series A warrant to purchase common shares (the “Series A Warrants”) and a Series B warrant (the “Series B Warrants”) (together the ‘Warrants”) to purchase common shares, at a combined unit price of $4.17. Based on certain adjustment provisions, the Series A Warrants were exercisable into a maximum of 27,960,512 common shares and the Series B Warrants were exercisable into a maximum of 201,315,663 common shares.

Additionally, on February 26, 2025, the Company entered into a warrant exchange agreement with certain investors whereby warrants issued in December 2023 and March 2024 were exchanged for Series B Warrants. This resulted in an additional potential issuance of approximately 123,142,329 common shares.

As set forth in its letter, Nasdaq’s staff (the “Staff”) determined that the Company’s issuance of large numbers of shares upon the cashless exercise and “alternative exercise” of the Warrants issued in the Placement resulted in significant dilution of existing shareholders thereby triggering the Staff’s determination.

The Company intends to appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities pending the Panel’s decision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 9, 2025

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer